

18 January 2006

82-34895

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA





Dear Sir/Madam

BONE MEDICAL LTD – ADR FILING SEC FILE NUMBER 82-34895

In accordance with the SEC's ADR program, please find below a table of all our recent announcements together with the attachments.

Date	Announcement Title	Annexure
13-Jan-2006	Appendix 3B	1
10-Jan-2006	FDA PRE IND MEETING - CAPSITONIN FOR OSTEOPOR	2
08-Dec-2005	Initial Substantial Shareholder Notice	3
07-Dec-2005	Substantial Shareholder Notice	4
06-Dec-2005	Appendix 3X	5
29-Nov-2005	Results of AGM	6
28-Nov-2005	Annual General Meeting Presentation	7
28-Nov-2005	New Appointments	8

If you have any queries do not hesitate to contact me on:

Office line: +61 8 9486 164

Mobile: +61 417 717 480

Email: laruscs@bigpond.net.au

Yours sincerely

Gabriel Chiappini

Company Secretary

Bone Medical Limited
1 Sarich Way, Technology Park, Bentley 6102 Western Australia


Bone Medical

ASX/MEDIA RELEASE

12 January 2006

APPENDIX 3B

Bone Medical Limited (ASX: BNE) ("Bone Medical") please find attached Appendix 3B in relation to options granted to the company's Executive Chairman, Mr Paul Hopper as approved by shareholders at the company's annual general meeting.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Chairman
+61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Bone Medical Limited

ABN

70 009 109 755

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options exercise price $0.47 Expire 27 December 2008

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options – will rank equally when the securities are converted to fully paid ordinary shares, this is done by way of paying the exercise price of $0.47 per security. The option-holder is not entitled to participate in dividends.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide incentive based remuneration to the Chairman.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 December 2005	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	24,861,513	F/P Ordinary shares
		6,064,041	Options, $0.40, expiring 18 months post allotment

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	715,781	BNEAM Class C Preference shares
		35,846,757	BNEAO Ordinary fully paid ordinary shares restricted to 3/9/06
		3,582,062	Ordinary fully paid ordinary shares restricted to 3/9/06
		7,691,968	BNEAU Class C Preference shares restricted to 3/9/06
		1,000,000	BNEAW Options expiring 1/7/08 restricted to 3/9/06 $0.50
		300,000	Employee options exp 1/12/09 ex 60c
		1,591,455	Class C Preference Shares unrestricted
		500,000	Employee options exp 28/2/09, $0.65
		500,000	Employee options exp 28/2/09 $0.48
		500,000	Tranche 3 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 30 day average of ordinary shares on ASX prior to milestone date.
		500,000	Tranche 2 Employee Options granted 19/7/05 exercisable on performance milestones being met and exercise price being 90 day average of ordinary shares on ASX prior to milestone date
		200,000	Director options expiring December 2008, exercise price $0.47

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NA

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

This data not known until allotment date – shares to be issued pursuant to timetable noted in prospectus dated 27/9/05

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company Secretary Date: 11 January 2005

Print name: Mr Gabriel M. Chiappini

== == == == ==

+ See chapter 19 for defined terms.



ASX/MEDIA RELEASE

10th January, 2006

FDA PRE IND MEETING - CAPSITONIN FOR OSTEOPOROSIS

Bone Medical Limited (ASX: BNE) ("Bone Medical" or "the company") presents this outcome following its November 16 2005 notice of a Pre IND meeting with the FDA affecting the future of its Axcess oral calcitonin programme –Capsitonin, following its recent meeting with the US Food & Drug Administration (FDA).

The company's intention to seek application under 505(B)2 for its oral formulation of salmon calcitonin was in principal agreed to with what the company believes are normal caveats for this type of application. The company is clear to pursue its dose ranging study as planned and to follow that with a 6 month study to demonstrate equivalence to nasal marketed forms of salmon calcitonin. The primary endpoint chosen by the company are bone markers for the dose ranging and pivotal studies, with supporting secondary tests over the study period.

A 1 month toxicology study will be carried out on the formulation chosen for the pivotal trial for the subsequent IND (Investigational New Drug) application for the pivotal Capsitonin study for the FDA application for registration in the USA.

Dr Barry Walker from Philadelphia and recently appointed director of Bone Medical stated, "The meeting was very constructive for the company in confirming the appropriate way forward to complete the development of its lead product for the US market. The guidance was in accordance with the company's expectation due to the GRAS and Pharmacopeial nature of the formulations available and the long established safety history the Agency has with salmon calcitonin for treatment of osteoporosis."

Kenneth W. Lyles, MD, Professor of Medicine, Duke University and a clinician investigator in metabolic bone disease stated "I am pleased with the way Bone Medical Limited is progressing in the development of an oral form of salmon calcitonin (Capsitonin) for the treatment of osteoporosis. This drug is used around the world to treat the disorder. In my opinion, the current data show similar responses in suppression of bone resorption markers when Capsitonin is compared to the marketed version of nasal salmon calcitonin. This augers well for the product and the planned future studies."

- ENDS –

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com


Bone Medical

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Registered Office: Unit2, 1 Sarich Way Technology Park Bentley, Australia WA 6102
Ph: +61 8 9355 5123 Fax: +61 8 9355 5210


Bone Medical

ASX/MEDIA RELEASE

8 December 2005

INITIAL SUBSTANTIAL SHAREHOLDER NOTICE

Bone Medical Limited (ASX: BNE) ("Bone Medical") Please find attached ASIC form 603 – Initial Substantial shareholder notice.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile (USA) +1 858 200 5636
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Bone Medical Ltd

ACN/ARSN: 009 109 755

1. Details of substantial holder (1)

Name: Hall Phoenix Inwood Ltd

ACN/ARSN (if applicable): N/A

The holder became a substantial holder on 25/10/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	6,055,515	6,055,515	9.419

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Hall Phoenix Inwoods Ltd	Holder of Shares	Ordinary 6,055,515

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Hall Phoenix Inwoods Ltd	Hall Phoenix Inwood	Hall Phoenix Inwood	Ordinary
			6,055,515

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Hall Phoenix Inwood Ltd	25-10-05	1,244,846		Ordinary 4,282,868

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Hall Phoenix Inwood Ltd	6801 Gaylord Parkway Suite 100 Texas
	USA 75034

Signature

print name DONALD L. BRAUN

capacity PRESIDENT OF PHOENIX / INWOOD CORP, ITS GENERAL PARTNER

sign here

date 5 / 11 / 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.



ASX/MEDIA RELEASE

7 December 2005

SUBSTANTIAL SHAREHOLDER NOTICE

Bone Medical Limited (ASX: BNE) ("Bone Medical") Please find attached ASIC form 604 – Substantial shareholder notice.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile (USA) +1 858 200 5636
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Bone Medical Limited

ACN/ARSN: 009 109 755

1. Details of substantial holder(1)

Name: Proxima Concepts Limited

ACN/ARSN (if applicable): N/A

There was a change in the interests of the substantial holder on: 25/10/05

The previous notice was given to the company on: 16/7/05

The previous notice was dated: 16/7/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	43,529,412	74.76%	43,529,412	67.71%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25-10-05	Proxima Concepts Ltd	Dilution due to issue of Share	NIL	NIL	NIL

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Proxima Concepts Ltd	Proxima Concepts Ltd	Proxima Concepts Ltd	Holder of Shares	43529412 Ordinary	43,529,412

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Proxima Concepts Ltd	44 Esplanade St Helier Jersey
	Channel Islands.

Signature

sign here [signature]

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.



ASX/MEDIA RELEASE

6 December 2005

APPENDIX 3X INITIAL DIRECTORS' INTEREST NOTICE

Bone Medical Limited (ASX: BNE) ("Bone Medical") Following the appointment of Dr Barry Walker and Mr Leon Ivory, please find attached Appendix 3X – Initial Directors' Interest Notice.

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile (USA) +1 858 200 5636
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BONE MEDICAL LIMITED
ABN	70 009 109 755

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Barry Walker
Date of appointment	16 NOVEMBER 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NA

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **NA**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BONE MEDICAL LIMITED
ABN	70 009 109 755

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LEON IVORY
Date of appointment	16 NOVEMBER 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,014 Class C Preference shares 11,176 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
1. Ivory & Company Pty Ltd (shareholder and director)	15,000 Ordinary shares and 2,000 options expiring 26/4/2007, strike price $0.40
2. Bluewater Capital Partners Pty Ltd (shareholder and director)	4,368 Ordinary shares and 2,000 options expiring 26/04/2007, strike price $0.40
3. Gwenny Ivory (Wife)	480,141 Ordinary shares and 450,000 unlisted options expiring 1/7/2008, strike price $0.50 80,596 Class C Preference Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.



ASX/MEDIA RELEASE

28 November 2005

RESULTS OF AGM

Bone Medical Limited (ASX: BNE) ("Bone Medical") The Annual General Meeting for Bone Medical was held today at 2pm at the Function Room, 1 Brodie Hall Drive, Bentley, WA. Resolutions 1 to 8 contained in the Notice of General Meeting dated 17 October 2005 were approved (allowing for resolutions 3 & 5 withdrawn) at the meeting of Shareholders held today by a show of hands.

Proxy votes exercisable by all proxies validly appointed were as follows:

RESOLUTION	FOR	AGAINST	PROXY DISCRETION	ABSTAIN
1	44,963,372	416	2,802	-
2	44,963,372	-	2,802	416
3		Withdrawn*		
4	44,963,372	-	2,802	416
5		Withdrawn*		
6	44,963,372	-	2,802	416
7	44,962,706	1,082	2,802	-
8	44,962,706	1,082	2,802	-

* *Resolutions relate to former directors Mr Fritzsche and Mr Redman who were up for re-election, however resigned prior to the AGM, the members present today agreed to withdraw these resolutions.*

- ENDS -

For more information about Bone Medical Limited, please contact:

Paul Hopper
Executive Chairman
Mobile (USA) +1 858 200 5636
Australian Office +61 8 9355 5123

Or visit: www.bonemedical.com

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007

Corporate Overview

- Publicly listed international biopharmaceutical company (ASX:BNE)
- Focused on the discovery and development of more effective treatments for bone and joint diseases
- Corporate headquarters in Australia, but have operations in the U.K. and U.S.
- The Company has exclusive global rights to core technologies, which were developed by Proxima Concepts


Bone Medical

Investment Highlights

- Balanced product development portfolio - mix of lower risk drug delivery programs and potential breakthrough future treatments
- Two lead product candidates currently in human trials
- Seasoned management team with extensive industry experience
- Targeting growing market and with unmet medical needs
- Platform technologies with broad applications
- Potential for abbreviated regulatory pathways for two lead product candidates as active ingredients of both are either approved pharmaceutical agents or commonly used GRAS excipients

Capsitonin™ (oral calcitonin)

- Product
  - Oral formulation of calcitonin
  - Calcitonin is a natural hormone that has been used to treat osteoporosis, via injection, for many years
  - Ease of administration, over injection, has potential to dramatically increase patient compliance thereby better disease management
- Lead Indication
  - Osteoporosis
- Stage of Development
  - Phase I/ IIa study: calcitonin was measured in the blood, reduction in markers of bone breakdown, and reduction in calcium levels in blood
  - Dose ranging study expected to begin in Q1 2006
  - Pre-IND meeting scheduled with the FDA in December 05


Bone Medical

Perthoxal™ (oral parathyroid hormone)

- Product
  - Oral formulation of parathyroid hormone ("PTH")
  - PTH is currently available by injection only
- Lead Indication
  - Osteoporosis
- Mode of Action
  - Controlling agent for the maintenance of normal calcium levels in the blood

Regulatory Pathway

- Potential for abbreviated regulatory pathways for two lead product candidates as active ingredients of both are either:
  - Approved pharmaceutical agents or
  - Commonly used GRAS excipients
- 505(b)2 regulatory pathway should be possible:
  - Allows sponsors to refer to data on file for general safety and efficacy information
  - Less patients than NCE and lower costs of clinical trials


Bone Medical

New Appointments

- **Pat Mallon - VP Operations based in San Diego (Consulting)**
- Senior executive roles in biopharma including Director- Market Development & Planning at Pfizer, and Group Director - Domestic Marketing for Roche Laboratories;
- Strong background in leading rapid growth companies;
- Hands-on business experience in capital raising, drug development and marketing.

- **Professor Kenneth Lyles-** is a Professor of Medicine at Duke University, one of the leading biomedical research institutions in the US.
- Professor Lyles' work focuses on osteoporosis, Pagets disease and other age related bone disorders.
- He joins Bone Medical as a consultant to advise the company in its approach to the FDA in the clinical development of programs for oral calcitonin and parathyroid hormone.


Bone Medical

The Year in Review

- ✓ Successful capital raising -$1.6m;
- ✓ ADR program in US;
- ✓ Completed Perthoxal 18 patient Phase 1 clinical trial;
- ✓ FDA pre IND meeting set for 14 December 05;
- ✓ Acquired 20% of Bone subsidiary on favourable terms;
- ✓ Engaged BIO:IB of New York to support US strategy;
- ✓ Strengthened management and advisors;
- ✓ New Directors - Perth and US


Bone Medical


Bone Medical

ASX/MEDIA RELEASE

28 November 2005

BONE MEDICAL ANNOUNCES NEW APPOINTMENTS

Bone Medical Limited (ASX: BNE) ("Bone Medical") today announced the appointments of Mr. Patrick J. Mallon & Professor Kenneth Lyles on an executive consulting basis.

Mr. Mallon joins Bone Medical as Vice President of Operations. Mr. Mallon has held senior executive roles in biopharmaceutical companies including Director-Market Development & Planning at Pfizer, and Group Director-Domestic Marketing for Roche Laboratories.

San Diego based, Mr. Mallon brings to Bone Medical an experienced commercial & strategic visionary with a successful track record in building organizations and leading investors, employees and critics through rapid growth and market commercialization in both start-up and larger biopharmaceutical entities.

Professor Kenneth Lyles- is a Professor of Medicine at Duke University, one of the leading biomedical research institutions in the US.

Professor Lyles' work focuses on osteoporosis, Paget's disease and other age related bone disorders. He joins Bone Medical as a consultant to advise the company in its approach to the FDA on our clinical development programs for oral calcitonin and parathyroid hormone.

"The Company is delighted to have both Mr. Mallon and Professor Lyles on board as we enter this exciting new phase of our development."

Bone Medical

Paul Hopper
Executive Chairman
Mobile +1 858 200 5636 (USA)
Australian Office +61 8 9355 5123

Or visit: ‼ HYPERLINK "http://www.bonemedical.com" ¶ www.bonemedical.com[1]

About Bone Medical Limited

Bone Medical Limited is an international biopharmaceutical development company positioned to exploit the growing market in the treatment of bone disease particularly in osteoporosis and arthritis. Bone has a portfolio of biopharmaceutical development projects for the treatment of bone disease including,

Osteoporosis

- Capsitonin™ oral calcitonin
- *Perthoxal*™ oral parathyroid hormone
- bone cell regulators BN005 & BN008

Arthritis

- TNF regulators BN006
- joint protection & collagen tolerance BN007